

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 9, 2023

Matthew DiLiberto
Chief Financial Officer
SL GREEN REALTY CORP
One Vanderbilt Avenue
New York, NY 10017

> **Re: SL GREEN REALTY CORP**
> **Form 10-K for the year ended December 31, 2022**
> **Filed February 17, 2023**
> **File No. 001-13199**
>
> **SL Green Operating Partnership, L.P.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed February 17, 2023**
> **File No. 333-167793-02**

Dear Matthew DiLiberto:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction